SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements filed Pursuant to Rule

13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No. 2)*

BIOPTIX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92262A206

(CUSIP NUMBER)

March 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 92262A206	Page 2 of 8 Pages

SCHEDULE 13G

1.	Name of Reporting Persons: Remeditex Ventures LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3.	SEC Use Only.
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check box if the aggregate amount in row 9 excludes certain shares ☐
11.	Percent of class represented by amount in row 9 0%
12.	Type of Reporting Person OO

Cusip No. 92262A206	Page 3 of 8 Pages

SCHEDULE 13G

1.	Name of Reporting Persons: Malachite Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3.	SEC Use Only.
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check box if the aggregate amount in row 9 excludes certain shares ☐
11.	Percent of class represented by amount in row 9 0%
12.	Type of Reporting Person OO

Cusip No. 92262A206	Page 4 of 8 Pages

SCHEDULE 13G

1.	Name of Reporting Persons: Lyda Hill
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3.	SEC Use Only.
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check box if the aggregate amount in row 9 excludes certain shares ☐
11.	Percent of class represented by amount in row 9 0%
12.	Type of Reporting Person IN

Cusip No. 92262A206	Page 5 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Bioptix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1775 38th Street, Boulder, CO 80301

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of (1) Remeditex Ventures LLC, (2) Malachite Trust and (3) Lyda Hill.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2727 N. Harwood St.

Suite 200

Dallas, Texas 75201

Item 2(c).	Citizenship:

Remeditex Ventures LLC and Malachite Trust – Texas

Lyda Hill - United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2(e).	CUSIP Number.

The Issuer’s CUSIP Number is 92262A206

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

	Remeditex Ventures LLC	0
	Malachite Trust	0
	Lyda Hill	0

Cusip No. 92262A206	Page 6 of 8 Pages

(b)	Percent of Class:

	Remeditex Ventures LLC	0%
	Malachite Trust	0%
	Lyda Hill	0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

		Remeditex Ventures LLC	0
		Malachite Trust	0
		Lyda Hill	0

	(ii)	Shared power to vote or to direct the vote:

		Remeditex Ventures LLC	0
		Malachite Trust	0
		Lyda Hill	0

	(iii)	Sole power to dispose or to direct the disposition of:

		Remeditex Ventures LLC	0
		Malachite Trust	0
		Lyda Hill	0

	(iv)	Shared power to dispose or to direct the disposition of:

		Remeditex Ventures LLC	0
		Malachite Trust	0
		Lyda Hill	0

Item 5.	Ownership of Five Percent or Less of a Class.

This Schedule 13G/A is being filed to report that the reporting person has as of March 31, 2017, ceased to be the beneficial owner of more than 5% of the Common Stock of Bioptix, Inc. ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Cusip No. 92262A206	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1* —	Joint Filing Agreement, dated September 19, 2016, by and among Remeditex Ventures LLC, Malachite Trust and Lyda Hill.

*	Previously filed as an Exhibit to the Schedule 13G filed on September 19, 2016.

Cusip No. 92262A206	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2017

Remeditex Ventures LLC

By:	/s/ Brett Ringle
Brett Ringle, President

Malachite Trust

By:	/s/ Lyda Hill
Lyda Hill, Trustee

/s/ Lyda Hill
Lyda Hill